ADVANCE FINANCIAL BANCORP

2003 ANNUAL REPORT

ADVANCE FINANCIAL BANCORP
ANNUAL REPORT

TABLE OF CONTENTS

To Our Shareholders and Friends......

On behalf of the Board of Directors and Officers of the Corporation, I am pleased to report that for 2003 we continued to *Advance* our Company to a higher level. Managing in these difficult economic times, to say the least, was extremely challenging. Deposit rates were the lowest we have seen in the last fifty years of banking. Despite these difficult rate structures, we managed to grow our deposit base by 55.85%. Deposits increased to $272.8 million at June 30, 2003 from $175.1 million at June 30, 2002. This increase includes deposits of $88.7 million acquired in a branch purchase and assumption of deposits of two Jefferson County branches of the Second National Bank of Warren, Ohio. We also continued to show our strength in the communities we serve. Loan growth was not only a record for fiscal year 2003, it was phenomenal. Our banking subsidiary, Advance Financial Savings Bank, originated a total of 4,141 loans for $180.7 million. This resulted in a net growth of $57.1 million or 33.17%. Total loans were $229.2 million at June 30, 2003 as compared to $172.1 million at June 30, 2002. At June 30, 2003 total assets increased $107.6 million, or 50.21%, to $321.9 million from $214.3 million at June 30, 2002.

Company earnings continued to remain strong. For 2003, earnings per share remained relatively the same at $2.11. This compares with earnings per share of $2.12 for 2002. This was accomplished despite the increase in expense related to a de novo branch and the deposit assumption. Return on equity increased to 9.86% at June 30, 2003 from 9.69% at June 30, 2002 and book value per share increased 10.2% to $21.55 per share at June 20, 2003 from $19.55 per share at June 30, 2002. Our stock price increased 31.88% for fiscal year 2003.



The completion in February 2003 of the branch purchase and assumption of deposits of the Jefferson County, Ohio branches of Second National Bank of Warren, Ohio was a very positive addition to Advance. The assets acquired included two branch locations in Steubenville, Ohio. One was a leased facility in downtown Steubenville that was closed on June 30, 2003 and the deposits transferred to our new de novo facility in Hollywood Shopping Center that was completed in September 2002 and located just 1.1 miles away on Dunbar Ave. The other full service branch located in the west end of Steubenville will remain open. With the addition of these two new branch locations we have significantly expanded our presence in the communities we serve. We now operate seven full service branch offices in West Virginia and Ohio. To complement and deliver the quality service our customers expect, we added twenty-four new employees to our staff in fiscal year 2003.

To enhance our presence in our primary market area and also expand our access throughout the communities we serve, we added "internet banking" to our long line of products and services. Our customers now have the ability to access their account information and balances at anytime or anywhere. They can also pay their bills or transfer funds between accounts. We also now provide loan services and cash management via the internet. Our commitment to quality service and products remains a high priority.

In summary, 2003 has proven to be a successful year for the Company and its shareholders. We not only completed a successful branch purchase and assumption of deposits, we added a de novo branch, internet banking, twenty-four employees and also increased dividends by 25% in the fourth quarter of 2003. This all adds up to our continuous effort in providing quality community banking services and enhancing shareholder values.

I acknowledge the continued support and direction of the Board of Directors, the focus and dedication of our Senior Management team and the officers and staff who continue to support the vision of *ADVANCE* through quality service to our customers and shareholders.

The challenges of the current economy and interest rate environment will be met with our continuous commitment to achieve a new level of excellence. We remain committed to provide the best in community banking services and enhancing shareholder value.

Stephen M. Gagliardi
President & CEO



Seated l-r: William E. Watson, Stephen M. Gagliardi, President/CEO, John R. Sperlazza, Vice Chairman, standing l-r: Gary Young, Dominic J. Teramana, W. Pete Holloway, Kelly M. Bethel, Secretary and William B. Chesson

Director Information

JOHN R. SPERLAZZA
Vice Chairman
Anthony Mining, Retired
J & J Properties, Partner

WILLIAM E. WATSON
William E. Watson & Associates,
Attorney

STEPHEN M. GAGLIARDI
Advance Financial, President/CEO

KELLY M. BETHEL
Bethel Agency, President

GARY YOUNG
Brooke Hills Park, Director

WILLIAM B. CHESSON
Jefferson County Chamber of Commerce
President

DOMINIC J. TERAMANA
Century 21 Teramana-Westling, Inc.
President

W. PETE HOLLOWAY
Hazlett, Burt & Watson, Inc.
Senior Vice President

AF

Corporate Profile

Advance Financial Bancorp (the "Company") is a Delaware corporation organized in September 1996 at the direction of Advance Financial Savings Bank (the "Bank") to acquire all of the capital stock that the Bank issued in its conversion from a mutual to a stock form of ownership (the "Conversion"). On December 31, 1996, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

The Bank chartered in 1935 under the name Advance Federal Savings and Loan Association of West Virginia, is a federally chartered stock savings bank headquartered in Wellsburg, West Virginia. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision.. The Bank is a member of and owns stock in the Federal Home Loan Bank ("FHLB") of Pittsburgh, which is one of the 12 regional banks in the FHLB System.

The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one to four family residential real estate, non-residential real estate, commercial loans and consumer automobile loans. To a lesser extent, the Bank also originates multi-family real estate loans and other consumer loans.

Stock Market Information

The Company's common stock has been traded on the NASDAQ SmallCap Market under the trading symbol of "AFBC" since it commenced trading in January 1997. The following table reflects high and low bid quotations as published by NASDAQ. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Date	High ($)	Low ($)	Dividends Declared ($)
July 1, 2001 to September 30, 2001	14.00	11.80	.10
October 1, 2001 to December 31, 2001	13.95	12.80	.12
January 1, 2002 to March 31, 2002	16.60	13.50	.12
April 1, 2002 to June 30, 2002	18.00	15.96	.12
July 1, 2002 to September 30, 2002	18.70	16.70	.12
October 1, 2002 to December 31, 2002	18.89	17.51	.12
January 1, 2003 to March 31, 2003	21.32	19.04	.12
April 1, 2003 to June 30, 2003	23.90	21.25	.15

The number of stockholders of record of common stock as of the record date of September 3, 2003, was approximately 427. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At September 3, 2003, there were 932,285 shares outstanding. The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the conversion, or (2) the regulatory capital requirements imposed by the OTS.

Selected Financial Ratios and Other Data

	For the Years Ended June 30	
	2003 %	2002 %
Return on average assets (net income divided by average total assets)	.72	.86
Return on average equity (net income divided by average equity)	9.86	9.69
Average equity to average assets ratio (average equity divided by average assets)	7.30	8.85
Equity to assets at period end	6.24	8.50
Net interest spread	2.93	3.07
Dividend payout ratio	24.05	21.68
Net yield on average interest-earning assets	3.14	3.45
Non-performing loans to total assets	.96	.94
Non-performing loans to total loans	1.30	1.14
Allowance for loan losses to non-performing assets	28.02	36.23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs and expenses, and general economic conditions.

The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Advance Financial Savings Bank (the "Bank"). As a result, references to the Company generally refer to the Bank unless the context indicates otherwise.

FISCAL 2003 HIGHLIGHTS

On September 18, 2002, the Bank began operations in its newly constructed de novo branch located in the Hollywood Plaza in Steubenville, Ohio. This full service branch is staffed by nine full time employees. The cost of the facility totaled approximately $850,000 and was paid for with cash from current operations.

At the close of business, February 7, 2003, the Company completed a branch purchase and deposit assumption of the two Steubenville, Ohio branches of The Second National Bank of Warren, Ohio. The assumption included approximately $88 million in deposits, $85,000 in loans and real and personal property with a value of approximately $370,000. The Company paid a premium on the deposits of approximately $5.9 million. One of the two branch offices acquired was closed on June 30, 2003 due to the acquired branch's close proximity (approximately 1.1. miles) to the de novo branch opened in Steubenville in September 2002. Following the closure, the Bank operates seven full service facilities.

Asset and Liability Management

The Company's net interest income is sensitive to changes in interest rates, as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

To mitigate the impact of changing interest rates on net interest income, the Company manages interest rate sensitivity and asset/liability products through an asset/liability management committee (the "Committee"). The Committee meets as necessary to determine the rates of interest for loans and deposits. Rates on deposits are primarily based on the Company's need for funds and on a review of rates offered by other financial institutions in the Company's market area. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Company's market area, as well as, the Company's cost of funds.

The Committee manages the imbalance between its interest-earning assets and interest-bearing liabilities through the determination and adjustment of asset/liability composition and pricing strategies. The Committee then monitors the impact of the interest rate risk and earnings consequences of such strategies for consistency with the Company's liquidity needs, growth and capital adequacy. The Committee's principal strategy is to reduce the interest rate sensitivity of interest-earning assets and attempt to match the maturities of interest-earning assets with interest-bearing liabilities, while allowing for a mismatch in an attempt to increase net interest income.

In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Company has also instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, the Company originates one year, three-year and five year adjustable rate mortgage loans.

Net Portfolio Value

The Company computes amounts by which the net present value of cash flow assets, liabilities and off balance sheet items ("NPV") would change in the event of a range of assumed changes in market interest rates. The computations estimate the effect on the Company's NPV from instantaneous and permanent 1% to 3% (100 to 300 basis points) increases or decreases in market interest rates.

Based upon the Office of Thrift Supervision assumptions, the following table presents the Company's NPV at June 30, 2003.

Changes in rates	NPV Ratio (1)	Change(2)
+300 bp	6.21 %	(199) bp
+200 bp	7.30	(90) bp
+100 bp	8.00	(20) bp
0 bp	8.20	
-100 bp	7.70	(50) bp
-200 bp	7.14	(106) bp
-300 bp	6.92	(128) bp

(1) Calculated as the estimated NPV divided by present value of total assets.

(2) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Year Ended June 30,						Month Ended June 30,	
	2003			2002			2003	
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Average Yield/Cost
Interest-earning assets:								
Loans receivable (1)	$193,733	$13,347	6.89%	$157,557	$12,209	7.75%	$229,311	6.57%
Investment securities (2)	40,863	1,084	2.65%	20,165	832	4.12%	48,108	2.59%
Mortgage-backed securities	14,817	666	4.50%	9,490	582	6.14%	27,116	3.65%
Total interest-earning assets	249,413	15,097	6.05%	187,212	13,623	7.28%	304,535	5.68%
Non-interest-earning assets	12,464			7,789			18,086	
Total assets	$261,877			$195,001			$322,621	
Interest-bearing liabilities:								
Interest-bearing demand deposits	$ 39,465	627	1.59%	$25,010	$608	2.43%	$ 55,257	1.17%
Certificates of deposit	127,871	4,606	3.60%	95,157	4,577	4.81%	157,728	3.19%
Savings deposits	41,066	685	1.67%	29,966	812	2.71%	49,147	1.35%
FHLB borrowings	20,291	1,163	5.73%	20,000	1,164	5.82%	20,000	5.73%
Other borrowings	3,900	178	4.56%	-	-	-	7,200	4.80%
Total interest-bearing liabilities	232,593	7,259	3.12%	170,133	7,161	4.21%	289,332	2.71%
Non-interest bearing liabilities	10,170			7,608			13,352	
Total liabilities	242,763			177,741			302,684	
Stockholders' equity	19,114			17,260			19,937	
Total liabilities and stockholders' equity	$261,877			$195,001			$322,621	
Net interest income		$ 7,838			$ 6,462			
Interest rate spread (3)			2.93%			3.07%		2.97%
Net Yield on interest-earning assets (4)			3.14%			3.45%		3.10%
Ratio of average interest-earning assets to Average interest-bearing liabilities			107.23%			110.04%		105.25%

(1) Average balances are net of deferred loan fees.
(2) Includes interest-bearing deposits , taxable and nontaxable investments and FHLB stock.
(3) Interest-rate spread represents the difference between the average yield on interest earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old average volume). Changes, which are not solely attributable to rate or volume, are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities.

	Year Ended June 30, 2003 vs 2002 Increase (Decrease) Due to		
	Volume	Rate	Net
	(Dollars in Thousands)		
Interest Income:			
Loans receivable (1)	$ 2,812	$ (1,674)	$ 1,138
Investment securities (2)	835	(583)	252
Mortgage-backed securities	394	(310)	84
Total interest-earning assets	4,041	(2,567)	1,474
Interest Expense:			
Interest-bearing demand Deposits	331	(322)	9
Certificates of Deposit	1,570	(1,537)	33
Savings Deposits	299	(420)	(121)
FHLB borrowings	66	(67)	(1)
Other borrowings	178	-	178
Total interest-bearing liabilities	2,444	(2,346)	98
Net change in interest income	$1,597	$(221)	$1,376

(1) Average balances are net of deferred loan fees and include non-accrual loans.

(2) Includes interest-bearing deposits , taxable and nontaxable investments and FHLB stock.

Comparison of Financial Condition

The Company's total assets increased by approximately $107,596,000 to $321,900,591 at June 30, 2003, from $214,304,941 at June 30, 2002. The increase is primarily due to the February 7, 2003, deposit assumption and branch purchase of the Steubenville, Ohio branch offices of The Second National Bank of Warren, Ohio ("the Assumption and Purchase"). The deposit assumption totaled $88,260,000, which was comprised of $37,312,000 in core savings and checking products and $50,948,000 in certificates of deposit. Net loans, investment securities and mortgage-backed securities increased $57,094,000, $13,482,000 and $18,435,000,, respectively from June 30, 2002 to June 2003. The net increases in loans, investment securities, and mortgage-backed securities were funded by the increase in deposits, primarily as a result of the Assumption and Purchase, and by the issuance of $7,200,000 of Capital Trust Securities by Advance Statutory Trust I, a wholly owned subsidiary of the Company.

Investment securities increased $13,482,000 to $26,481,176 at June 30, 2003 from $12,999,362 at June 30, 2002. The increase is due in part to the purchase of five municipal securities totaling $3,100,000 with a weighted average tax equivalent yield of 6.43% and an average maturity of 15 years with call provisions ranging from 7 to 10 years. The increase is also due in part to an increase in callable agency securities of $10,500,000. During the year ended June 30, 2003, the Company had all of their agency securities ($10.5 million) called. These investments were replaced by similar agency securities in terms of amounts and maturities. The weighted average yield on the securities called was 3.61% while the average yield on the investments replacing these securities was 2.76%. The decrease in yield is due to the decreasing interest rate environment prevalent during the fiscal period.

Mortgage-backed securities increased $18,435,000 to $27,622,430 at June 30, 2003 from $9,187,872 at June 30, 2002. The increase is due to the purchase of securities totaling $24,400,000. These securities have an average yield of 4.78% and average lives ranging from 2.0 to 5.25 years. The purchase of these securities was offset by accelerated prepayments of higher yielding securities of $5,965,000 due to the decreasing interest rate environment prevalent during fiscal 2003.

Loans held for sale increased $5,109,000 to $5,687,708 at June 30, 2003 from $578,647 at June 30, 2002. The increase is primarily due to the increase in mortgage production as a result of mortgage refinancing in response to the decreasing interest rate environment prevalent during the fiscal period. The increase at June 30, 2003 is due to management's change in strategy used during much of the fiscal year to retain interest-earning assets as a result of the Assumption and Purchase. At June 30, 2003, management has indicated that they have made near 100% utilization of the funds received in the Assumption and Purchase, as a result, the Company, at this point in time, intends to resume selling all new fixed rate long-term 1-4 family mortgages in order to mitigate the effects of interest rate risk.

Loans receivable, net increased $57,094,000 to $229,239,547 at June 30, 2003 from $172,145,867 at June 30, 2002. The increase in net loans consists primarily of 1-4 family mortgages, construction loans, land development loans, indirect automobile loans and automobile dealer floor plan loans which increased $34,444,000, $5,736,000, $1,135,000, $12,342,000 and 1,181,000, respectively. The increase in 1-4 family mortgages was concentrated in the period following the agreement for the Assumption and Purchase. A total of 96% of the increase, or $33,236,000, came during the period October 2002 to May 2003. The increase over this period is due to a change in management strategy to increase the Company's interest-earning assets as a result of the Assumption and Purchase. The majority of these 1-4 family mortgage loans would have been sold in periods prior to this change in strategy. As indicated above in the discussion of Loans held for sale, the Company has currently reverted its strategy back to selling all 1-4 family fixed rate mortgage loans.

The increase in indirect automobile loans includes approximately $8,600,000 for the three-month period April 2003 to June 2003. The increase over this period is due primarily to the Company's development of an Indirect Lending department to market our existing automobile floor plan customers, as well as, other potential customers in our new market areas.
Office properties and equipment, net increased $1,167,000 to $5,069,073 at June 30, 2003 from $3,901,592 at June 30, 2002. The increase is primarily the result of two projects. The first is the construction and furnishing of the Bank's de novo branch facility at the Hollywood Plaza in Steubenville, Ohio which opened for business on September 18, 2002 with a total cost of approximately $850,000. The second is the market value assessment for $370,000 for the purchased fixed assets from the Assumption and Purchase.

Goodwill and Other Intangibles, net increased $4.7 million and $1.7 million, respectively at June 30, 2003 from $0 at June 30, 2002. The increases are the result of the calculated premium paid to as a result of the Assumption and Purchase. The other intangibles, net represents the Core Deposit Intangible from the business combination. The value was derived from an independent core study performed after the acquisition. This intangible is being amortized over an estimated ten (10) calendar years.

Other assets increased $691,000 to $2,193,526 at June 30, 2003 from $1,502,749 at June 30, 2002. The increase is due to increases in an intangible asset created from the origination costs of the Capital Trust Securities issued by Advance Statutory Trust I, the increase in prepaid dealer reserves paid for indirect loans, the increase in mortgage loan servicing rights and the increase in OREO assets of $201,000, $278,000, 69,000 and $157,000, respectively. Each of these increases are the result of operations dictated by the current interest rate environment and local economic conditions, therefore, any change in future business activity could increase or decrease these balances accordingly.

Deposits increased $97,770,000 to $272,828,932 at June 30, 2003 from $175,058,743 at June 30, 2002. The increase includes $88,260,000 from the Assumption and Purchase as discussed above. Net of these assumed deposits, regular deposits have increased $9,510,000 for the year ended June 30, 2003. This increase in regular deposits of $9,510,000 is net of a loss of $6,493,000 in deposits from the Assumption and Purchase. This decrease in assumed deposits is comprised primarily of high cost money market accounts and high cost certificate specials of $4,025,000 and $3,161,000, respectively.

The gross change in deposits, after considering the decrease of assumed deposits, is estimated at $16,003,000 ($9,510,000+$6,493,000). This change includes an increase of approximately $7,885,000 in core savings and NOW accounts and $7,769,000 in certificates of deposit. The increase in core savings and NOW accounts is consistent with the Company's deposit growth strategy over the fiscal year by developing account relationships with existing customers as opposed to offering certificate specials to create growth from noncustomers. The certificate of deposit growth is primarily in long term (5 and 7 year) IRA accounts. Due to volatility in the equity markets, the Company has seen a tremendous growth in IRA accounts with retirement-age customers seeking the safety and stability of the longer- term bank deposit products over equity accounts.

On December 19, 2002, the Company participated in a pooled trust preferred offering for $7,200,000. The rate on the Capital Trust Securities is at 3-month LIBOR plus 3.25% adjusted quarterly, the beginning rate was 4.66%. On March 26, 2003, the effective rate of the securities was lowered to 4.54% and on June 26, 2003, the effective rate was lowered to 4.26% until September 26, 2003. The securities are written with a 30 year maturity and a five year call provision.

Stockholders' equity increased approximately $1,864,000 to $20,087,953 at June 30, 2003 from $18,223,746 at June 30, 2002. This increase was the result of net income of $1,884,000 for the period, the recognition of shares in the Employee Stock Ownership Plan and Restricted Stock Plan of $183,000 and an increase in the net unrealized gain on securities of $250,000. These increases were offset by the payment of cash dividends of $453,000.

Comparison of the Results of Operations for the Years Ended June 30, 2003 and 2002

Net Interest Income. The Company's net interest income increased $1,375,000, or 21.28%, to $7,837,000 for the year ended June 30, 2003 from $6,462,000 for 2002. The increase in net interest income resulted primarily from an increase in the average volume of the underlying principle balances in interest earning assets and liabilities. The net interest spread decreased to 2.93% for the period ended June 30, 2003 from 3.07% for 2002. The average yield on interest earning assets decreased 123 basis points to 6.05% for fiscal 2003 from 7.28% for 2002. The average cost of funds decreased 109 basis points to 3.12% for the year ended June 30, 2003 from 4.21% for 2002. See Average Balance Sheet Table included herein for additional detail.

Interest and Dividend Income. Total interest and dividend income increased $1,474,000, or 10.82%, to $15,097,000 for the year ended June 30, 2003 from $13,623,000 for 2002. The increase was primarily due to an increase in earnings on loans of $1,138,000 as the average principle balance increased $36,176,000 to $193,733,000 for fiscal 2003 from $157,557,000 for fiscal 2002. Interest and dividend income on investments, mortgaged-backed securities, and interest bearing deposits with other financial institutions increase approximately $336,000 as the average principle balances increased $26,025,000 to $55,680,000 for fiscal 2003 from $29,655,000 for fiscal 2002 . See Average Balance Sheet Table included herein for additional detail.

Interest Expense. Total interest expense increased $99,000 or 1.38% to $7,259,000 for the year ended June 30, 2003 compared to $7,160,000 for the same period ended 2002. The increase was primarily due to an increase in interest paid on Other Borrowings of $178,000 due to the Company's issuance of the pooled trust preferred securities on December 19, 2002. This increase was offset by a decrease in interest paid on deposits of $78,000 as the average cost of deposits decreased 115 basis points to 2.84% for the year ended June 30, 2003 from 3.99% for 2002 as the average balance of deposits increased $58,269,000 for 2003 as compared to 2002. See Average Balance Sheet included herein for additional detail.

Provision for Loan Losses. For the year ended June 30, 2003, the provision for loan losses was $399,000 as compared to $245,000 for 2002 . The increase in the provision for loan losses for the year ended June 30, 2003 was precipitated by higher net charge-offs, as well as, higher concentrations of risk enhanced loan products.

In determining the adequacy of the allowance for loan losses, management reviews and evaluates on a quarterly basis the potential risk in the loan portfolio. This evaluation process is documented by management and approved by the Company's Board of Directors. The evaluation is performed by senior members of management with years of lending and review experience. Management evaluates homogenous consumer-oriented loans, such as 1-4 family mortgage loans and retail consumer loans, based upon all or a combination of delinquencies, loan concentrations and charge-off experience. Management supplements this analysis by reviewing the local economy, political trends effecting local industry and business development and other known factors which may impact future credit losses. Nonhomogenous loans, generally defined as commercial business and real estate loans, are selected by management to be reviewed on a quarterly bases upon the combination of delinquencies, concentrations and other known factors that may effect the local economy and more specifically the individual businesses. During this evaluation, the individual loans are evaluated quarterly by senior members of management for impairment as prescribed under SFAS No. 114, "Accounting by Creditors for Impairment of a loan". Impairment losses are assumed when, based upon current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured by a loan's observable market value, fair value of the collateral or the present value of future cash flows discounted at the loan's effective interest rate. This data on impairment is combined with the other data used for homogenous loans and is used by the classified asset committee in determining the adequacy of the allowance for loan losses.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future and that additional provision for loan losses will not be required.

Noninterest Income. Noninterest income increased $282,000, or 22.27%, to $1,550,000 for the year ended June 30, 2003 compared to $1,268,000 for 2002. For the year ended June 30, 2003, gains on sales of fixed rate mortgages increased $117,000 due the Bank's customer demand for fixed rate 1-4 family mortgages. This increase in gains was offset by a decrease in income from loan servicing of $43,000 due to the refinancing nature of the fixed rate 1-4 family mortgage market prevalent during fiscal 2003. The gains on the sale of loans and the income from servicing sold loans for the year ended June 30, 2003, are not necessary indicative of anticipated trends for future periods. Fees on deposit accounts, consumer card income and ATM fee income increased by $133,000, $14,000 and $25,000, respectively due to an increase in core customers and related consumer activity. Rent from property owned increased $15,000 due to the increased OREO activity in comparison to the period ended June 30, 2002.

Noninterest Expense. Noninterest expense increased $1,116,000 or 22.41%, to $6,095,000 for the year ended June 30, 2003 from $4,979,000 for 2002. Compensation and benefits increased $421,000 for the period ended June 30, 2003 primarily as the result of the hiring of twenty-four additional employees as a result of adding the branches created by the Assumption and Purchase and the de novo opening of the Steubenville, Ohio branch, in addition to a cost of living increase for other full-time employees. Occupancy and equipment, professional fees, and advertising expenses have increased by $285,000 primarily due to the operation of the new branches discussed above. Data processing expenses have increased $135,000 due to the increased customer activity related to the new branches discussed above, and costs associated with offering internet banking. Other expenses have increased $275,000 for the year ended June 30, 2003 primarily as a result of the operating the new branches, as well as, an increase of $75,000 in amortization expense of the Core Deposit Intangible and an increase of $39,000 in expenses associated with repossessed property.

Liquidity and Capital Resources. Liquidity represents our ability to meet normal cash flow requirements of our customers for funding of loans and repayment of deposits. Both short term and long term liquidity needs are generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a quarterly basis incorporates liquidity management into its asset/liability program. The assets defined as liquid are: cash and cash equivalents and available for sale securities. The Company also has a borrowing limit with the FHLB of approximately $145,000,000 of which $20,000,000 is currently outstanding. The availability of these funds is also incorporated into the Company's liquidity management.

Net cash used in operating activities increased $5,154,000 to $2,640,554 for the year ended June 30, 2003 compared to $2,513,261 cash provided by operations for 2002. This increase was primarily the result of an increase in fixed rate mortgage loans held for sale but not yet sold of $5,109,000. These loans were subsequently sold in July 2003.

Net cash used for investing activities for the year ended June 30, 2003 decreased $3,882,000 to $9,419,322 from $13,301,426 for 2002. This decrease is primarily the net result of the funds provided by the Assumption and Purchase and subsequent funding of loans and investment purchases over the period following the business combination.

Net cash provided by financing activities for the year ended June 30, 2003 increased $2,354,000 to $16,359,757 from $14,005,427 for 2002. The increase is primarily a result of the issuance of $7,200,000 in Capital Trust Securities. This increase is primarily offset by the decrease in new deposits of $10,790,000.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry and similar matters. Management monitors projected liquidity needs and determines the level desirable based in part on the Company's commitments to make loans and management's assessment of the Bank's ability to generate funds.

Financial Statements

SNODGRASS

Certified Public Accountants and Consultants

Report of Independent Auditors

Board of Directors and Stockholders
Advance Financial Bancorp

We have audited the accompanying consolidated balance sheet of Advance Financial Bancorp and subsidiary as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advance Financial Bancorp and subsidiary as of June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

S. R. Snodgrass, A.C.

Steubenville, Ohio
August 18, 2003

ADVANCE FINANCIAL BANCORP
CONSOLIDATED BALANCE SHEET

	June 30, 2003	2002
ASSETS		
Cash and cash equivalents:		
Cash and amounts due from banks	$ 2,906,568	$ 1,775,051
Interest-bearing deposits with other institutions	13,163,753	9,995,389
Total cash and cash equivalents	16,070,321	11,770,440
Investment securities:		
Securities held to maturity (fair value of $15,298,606 and $0)	15,086,475	-
Securities available for sale	11,394,701	12,999,362
Total investment securities	26,481,176	12,999,362
Mortgage-backed securities:		
Securities held to maturity (fair value of $18,751,018 and $1,449,641)	18,642,532	1,396,306
Securities available for sale	8,979,898	7,791,566
Total mortgage-backed securities	27,622,430	9,187,872
Loans held for sale	5,687,708	578,647
Loans receivable (net of allowance for loan losses of $1,095,822 and $969,088)	229,239,547	172,145,867
Premises and equipment, net	5,069,073	3,901,592
Federal Home Loan Bank stock, at cost	1,679,400	1,058,100
Accrued interest receivable	1,447,525	1,160,312
Goodwill	4,700,472	-
Other intangibles, net	1,709,413	-
Other assets	2,193,526	1,502,749
TOTAL ASSETS	$321,900,591	$214,304,941
LIABILITIES		
Deposits	$272,828,932	$175,058,743
Advances from Federal Home Loan Bank	20,000,000	20,000,000
Other Borrowings	7,200,000	-
Advance payments by borrowers for taxes and insurance	507,049	404,220
Accrued interest payable and other liabilities	1,276,657	618,232
TOTAL LIABILITIES	301,812,638	196,081,195
STOCKHOLDERS' EQUITY		
Preferred stock, $.10 par value; authorized 500,000 shares; none issued	-	-
Common stock, $.10 par value, 2,000,000 shares authorized; 1,084,450 shares issued at June 30, 2003 and 2002	108,445	108,445
Additional paid in capital	10,467,559	10,380,430
Retained earnings – substantially restricted	11,705,306	10,274,004
Unallocated shares held by Employee Stock Ownership Plan (ESOP)	(250,634)	(337,394)
Unallocated shares held by Restricted Stock Plan (RSP)	(206,756)	(215,775)
Treasury stock (152,165 shares at cost)	(2,233,265)	(2,233,265)
Accumulated other comprehensive income	497,298	247,301
TOTAL STOCKHOLDERS' EQUITY	20,087,953	18,223,746
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$321,900,591	$214,304,941

See accompanying notes to the consolidated financial statements.

ADVANCE FINANCIAL BANCORP
CONSOLIDATED STATEMENT OF INCOME

	Year Ended June 30, 2003	2002
INTEREST AND DIVIDEND INCOME		
Loans	$13,346,912	$12,208,847
Investment securities- taxable	387,804	320,195
Investment securities- non-taxable	385,505	307,950
Interest-bearing deposits with other institutions	269,692	144,990
Mortgage-backed securities	666,336	582,365
Federal Home Loan Bank stock	40,886	58,432
Total interest and dividend income	15,097,135	13,622,779
INTEREST EXPENSE		
Deposits	5,918,577	5,996,723
Advances from Federal Home Loan Bank	1,162,662	1,163,855
Other Borrowings	178,196	-
Total interest expense	7,259,435	7,160,578
NET INTEREST INCOME	7,837,700	6,462,201
Provision for loan losses	398,700	245,430
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,439,000	6,216,771
NONINTEREST INCOME		
Service charges on deposit accounts	665,055	532,301
Income from loan servicing activity	161,765	204,426
Gain on sale of loans	376,989	260,050
Other income	346,411	271,103
Total noninterest income	1,550,220	1,267,880
NONINTEREST EXPENSE		
Compensation and employee benefits	2,757,312	2,336,380
Occupancy and equipment	1,093,434	862,705
Professional fees	143,430	125,434
Advertising	162,457	126,299
Data processing	437,884	302,433
Amortization of intangible asset	74,322	-
Other operating expenses	1,426,721	1,226,093
Total noninterest expense	6,095,560	4,979,344
Income before income taxes	2,893,660	2,505,307
Income taxes	1,009,197	832,991
Income before extraordinary item	1,884,463	1,672,316
Extraordinary item- Excess over cost on net assets acquired in merger	-	201,206
NET INCOME	$ 1,884,463	$ 1,873,522
EARNINGS PER SHARE - INCOME BEFORE EXTRAORDINARY ITEM		
Basic	$ 2.11	$ 1.89
Diluted	$ 2.10	$ 1.89
EARNINGS PER SHARE – NET INCOME		
Basic	$ 2.11	$ 2.12
Diluted	$ 2.10	$ 2.12

See accompanying notes to the consolidated financial statements.

ADVANCE FINANCIAL BANCORP
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings Substantially Restricted	Unallocated Shares Held By ESOP	Unallocated Shares Held By RSP	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, June 30, 2001	$108,445	$10,339,790	$ 8,806,639	$(424,154)	$(316,480)	$(2,233,265)	$ 61,742	$16,342,717
Comprehensive income:								
Net income			1,873,522					1,873,522
Net unrealized gain on securities, net of tax of $95,592							185,559	185,559
Comprehensive income								2,059,081
Accrued compensation expense for RSP					124,298			124,298
RSP forfeited shares					(23,593)			(23,593)
Release of earned ESOP shares		40,640		86,760				127,400
Cash dividends declared ($.46 per share)	—	—	(406,157)	—	—	—	—	(406,157)
Balance, June 30, 2002	108,445	10,380,430	10,274,004	(337,394)	(215,775)	(2,233,265)	247,301	18,223,746
Comprehensive income:								
Net income			1,884,463					1,884,463
Net unrealized gain on securities, net of tax of $128,886							249,997	249,997
Comprehensive income								2,134,460
Accrued compensation expense for RSP					12,102			12,102
RSP forfeited shares					(3,083)			(3,083)
Release of earned ESOP shares		87,129		86,760				173,889
Cash dividends declared ($.51 per share)	—	—	(453,161)	—	—	—	—	(453,161)
Balance, June 30, 2003	$108,445	$10,467,559	$11,705,306	$(250,634)	$(206,756)	$(2,233,265)	$ 497,298	$20,087,953

See accompanying notes to the consolidated financial statements.

ADVANCE FINANCIAL BANCORP
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended June 30, 2003	2002
OPERATING ACTIVITIES		
Net income	$ 1,884,463	$ 1,873,522
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and accretion, net	484,611	526,615
Provision for loan losses	398,700	245,430
Extraordinary gain on net assets acquired in merger	-	(201,206)
Gain on sale of loans	(376,989)	(260,050)
Origination of loans held for sale	(33,279,462)	(22,263,762)
Proceeds from the sale of loans	28,547,390	22,385,116
Increase in accrued interest receivable	(287,213)	(143,288)
(Decrease) increase in accrued interest payable	(622)	11,093
Other, net	(11,432)	339,791
Net cash (used in) provided by operating activities	(2,640,554)	2,513,261
INVESTING ACTIVITIES		
Investment securities held to maturity:		
Purchases	(18,587,601)	-
Maturities and repayments	3,500,000	750,000
Investment securities available for sale:		
Purchases	(5,507,886)	(3,268,931)
Maturities and repayments	7,536,997	4,507,061
Mortgage-backed securities held to maturity:		
Purchases	(19,142,043)	-
Maturities and repayments	1,856,087	525,399
Mortgage-backed securities available for sale:		
Purchases	(5,756,301)	(2,512,706)
Maturities and repayments	4,494,423	3,216,138
Purchases of Federal Home Loan Bank Stock	(621,300)	(173,100)
Redemption of Federal Home Loan Bank Stock	-	635,900
Net increase in loans	(57,565,028)	(16,481,398)
Purchases of premises and equipment	(1,322,534)	(499,789)
Branch Acquisition:		
Loans purchased	(85,347)	-
Purchase of premises and equipment	(440,592)	-
Premium paid on deposits	(5,853,373)	-
Deposits assumed	88,260,100	-
Other, net	(184,924)	-
Net cash used in investing activities	(9,419,322)	(13,301,426)
FINANCING ACTIVITIES		
Net increase in deposits	9,510,089	20,300,060
Increase in long term borrowings	7,200,000	-
Net change in advances for taxes and insurance	102,829	152,531
Net cash purchase of OSFS stock	-	(6,041,007)
Cash dividends paid	(453,161)	(406,157)
Net cash provided by financing activities	16,359,757	14,005,427
Increase in cash and cash equivalents	4,299,881	3,217,262
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,770,440	8,553,178
CASH AND CASH EQUIVALENTS AT END OF YEAR	$16,070,321	$11,770,440

See accompanying notes to the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Advance Financial Bancorp (the "Company") is the holding company of Advance Financial Savings Bank, (the "Bank"). The Bank and its wholly-owned service corporation subsidiary, Advance Financial Service Corporation of West Virginia are wholly-owned subsidiaries of the Company. The Company and its subsidiaries derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial real estate, and consumer loan financing, as well as interest earnings on investment securities, interest-bearing deposits with other financial institutions, and charges for deposit services to its customers. The Bank is a federally chartered stock savings bank located in Wellsburg, WV. The Company and the Bank are subject to regulation and supervision by the Office of Thrift Supervision.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and its wholly-owned subsidiary, Advance Financial Service Corporation of West Virginia. All material intercompany balances and transactions have been eliminated in consolidation. The Company's fiscal year end for financial reporting is June 30. For regulatory and income tax reporting purposes, the Company reports on a December 31 calendar year basis.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The major accounting policies and practices are summarized below.

Investment Securities Including Mortgage-Backed Securities

Debt and Equity securities consist of mortgage-backed securities, U.S. Government and federal agency obligations, obligations of state and local governments and, money funds. Securities are classified, at the time of purchase based upon management's intention and ability, as available for sale or held to maturity. The company does not hold any securities as trading. Securities classified as held to maturity are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and are recognized as adjustments of interest income. Securities classified as available for sale are carried at estimated fair value with unrealized holding gains and losses reflected as a separate component of shareholders' equity. Realized gains and losses on the sale of debt and equity securities are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution, which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying balance sheet.

Loans Held for Sale

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. The company had $5,687,708 and $578,647 in loans held for sale at June 30, 2003 and 2002, respectively.

Mortgage Servicing Rights

Mortgage Servicing rights ("MSR") are the rights to service mortgage loans for others and are acquired primarily through loan sales. Capitalized MSR are reported in other assets. After the serviced residential mortgage portfolio is stratified by interest rate, the fair value of the MSR is determined using the present value of the estimated future cash flows, assuming a market discount and certain forecasted prepayment rates based upon industry experience. MSR are amortized in proportion to, and over the period of, the estimated net servicing income of the underlying financial assets. The assessment of the impairment on MSR is based on the current fair value of those rights. Such impairment is recognized through a valuation allowance established through a charge against gains on loan sales. Total income from servicing was $161,765 and $204,426 for the periods ended June 30, 2003 and 2002, respectively.

Loans

Loans are stated at unpaid principal balances, less loans in process, net deferred loan fees, and the allowance for loan losses. Interest on loans is credited to income as earned on an accrual basis. Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

A loan is considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance, homogeneous loans that are to be collectively evaluated. Management considers an insignificant delay, which is defined as less than 90 days by the Company, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate during the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of said collateral. Impaired loans or portions thereof, are charged-off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Loans considered to be nonperforming include nonaccrual loans, accruing loans delinquent more than 90 days and restructured loans. A loan, including an impaired loan, is classified as nonaccrual when collectability is in doubt. When a loan is placed on nonaccrual status, unpaid interest is reversed and an allowance is established by a charge to income equal to all accrued interest. Income is subsequently recognized only to the extent that cash payments are received. Loans are returned to accrual status when, in management's judgment, the borrower has the ability and intent to make periodic principal and interest payments (this generally requires that the loan be brought current in accordance with its original terms).

Allowance for Loan Losses

The Company maintains an allowance for loan losses adequate to absorb estimated probable losses inherent in the loan portfolio. The allowance for loan losses consists of specific reserves for individual credits and general reserves for types and portfolios of loans based upon historical loan loss experience, adjusted for concentrations and the current economic environment. All outstanding loans, letters of credit and binding commitments to provide financing are considered in evaluating the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

Allowance for Loan Losses (Continued)

In determining the adequacy of the allowance for loan losses, management reviews and evaluates on a quarterly basis the potential risk in the loan portfolio. This evaluation process is documented by management and approved by the Company's Board of Directors. It is performed by senior members of management with years of lending and review experience. Management evaluates homogenous consumer-oriented loans, such as 1-4 family mortgage loans and retail consumer loans, based upon all or a combination of delinquencies, loan concentrations and charge-off experience. Management supplements this analysis by reviewing the local economy, political trends effecting local industry and business development and other known factors which may impact future credit losses. Nonhomogenous loans, generally defined as commercial business and real estate loans, are selected by management to be reviewed on a quarterly bases upon the combination of delinquencies, concentrations and other known factors that may effect the local economy and more specifically the individual businesses. During this evaluation, the individual loans are evaluated quarterly by senior members of management for impairment as prescribed under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". Impairment losses are assumed when, based upon current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured by a loan's observable market value, fair value of the collateral or the present value of future cash flows discounted at the loan's effective interest rate.

This data on impairment is combined with the other data used for homogenous loans and is used by the classified asset committee in determining the adequacy of the allowance for loan losses. Although management believes it uses the best information available to determine the adequacy of the allowance for loan losses, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determination.

Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans are reported at the lower of cost or fair value at the acquisition date, and subsequently at the lower of its new cost or fair value minus estimated selling costs. Costs represents the unpaid loan balance at the acquisition date plus expenses, when appropriate, incurred to bring the property to a salable condition. REO assets are reviewed periodically by management and any subsequent decrease in the estimated market value of the asset is taken as a loss on the income statement in the current period. Operating expenses of such properties, net of related income and losses on their disposition, are expenses as incurred and included in the "other expense" line item on the income statement in the current period.

Premises and Equipment

Land is carried at cost; buildings and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed primarily by the straight-line method based upon the estimated useful lives of the assets in the following ranges:

Buildings	40 Years
Building Improvements and Fixtures	10-20 Years
Office Equipment and Furniture	3-10 Years

Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Other Intangibles, net

Other intangibles, net include core deposit intangibles. The core deposit intangibles are being amortized over a ten year life. The recoverability of the carrying value of intangible assets is evaluated on an ongoing basis, and permanent declines in value, if any, are charged to expense.

Goodwill

Goodwill is the excess cost over the fair value of assets acquired in connection with a business acquisition. On July 1, 2001, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment-only approach. This statement calls for a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performed its impairment analysis of goodwill and determined that the estimated fair value exceeded the carrying amount.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period. The Company and its subsidiary file a consolidated income tax return.

Earnings per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders, adjusted for the effects of any dilutive securities, by the weighted-average number of common shares outstanding, adjusted for the effects of any dilutive securities.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Stockholders' Equity.

Cash Flow Information

The Company has defined cash and cash equivalents as cash on hand, amounts due from depository institutions, and overnight deposits with the Federal Home Loan Bank and the Federal Reserve Bank.

Cash payments for interest for the fiscal years ended June 30, 2003 and 2002 were $7,258,813 and $7,156,302, respectively. Cash payments for income taxes for the fiscal years ended June 30, 2003 and 2002 were $1,038,195 and $985,537, respectively.

Stock Options

The Company maintains a stock option plan for the directors, officers, and employees. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been effected based on the fair value of the stock options granted under this plan.

Stock Options (Continued)

The following table represents the effect on net income and earnings per share had the stock-based employee compensation expense been recognized:

	Year Ended June 30	
	2003	2002
Net Income, as reported:	$1,884,463	$1,873,522
Less pro forma expense related to stock options	-	(16,265)
Pro forma net income	$1,884,463	$1,857,257
Basic net income per common share:		
As reported	$ 2.11	$ 2.12
Pro forma	$ 2.11	$ 2.10
Diluted net income per common share:		
As reported	$ 2.10	$ 2.12
Pro forma	$ 2.10	$ 2.10

For the purposes of computing pro forma results, the Company estimated fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2002: (1) expected dividend yield of 2.71%, (2) risk-free interest rate of 1.68%, (3) expected volatility of 6% and (4) expected life of 5 years. The Company issued no stock options that were exercisable during 2003.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which was effective January 1, 2003, did not have a material effect on the Company's financial position or results of operations.

In April 2002, the FASB issued FAS No. 145, *Recission of FASB Statement No.4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. FAS No. 145 rescinds FAS No.4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. This statement also amends FASB FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. FAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of FAS No. 145 did not have a material effect on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which did not have a material effect on the Company's financial position or results of operations.

Recent Accounting Pronouncements (Continued)

On December 31, 2002, the FASB issued FAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In April, 2003, the FASB issued FAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No. 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of this statement that relate to FAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of this statement has not and is not expected to have a material effect on the Company's reported equity.

In May 2003, the FASB issued FAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Such instruments may have been previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement has not and is not expected to have a material effect on the Company's reported equity.

In November, 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have a material effect on the Company's financial statements.

In January, 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities,* in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. The objective of Interpretation 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this statement has not and is not expected to have a material effect on the Company's financial position or results of operations.

Reclassification of Comparative Amounts

Certain comparative account balances for the prior period have been reclassified to conform to the current period classifications. Such reclassifications did not affect net income.

2. BUSINESS COMBINATIONS

Purchase of outstanding stock of Ohio State Financial Services

As of the close of business September 7, 2001, the Company acquired all of the outstanding stock of Ohio State Financial Services "OSFS". The total cost of the acquisition by the Company was $7,861,147. The acquisition was a cash purchase of all outstanding stock of OSFS and was accounted for under the purchase method of accounting. The Consolidated Statement of Income for the year ended June 30, 2002, includes the results of operations of the acquired institution from September 8, 2001.

OSFS was a bank holding company for the Bridgeport Savings and Loan, which had branch offices in Bridgeport and Shadyside, Ohio. The merger was entered into to enhance the Company's return on equity by geographical diversification, more profitable deployment of excess capital and market area expansion.

2. BUSINESS COMBINATIONS (Continued)

The following Condensed Balance Sheet reflects the amounts assigned to the major asset and liability captions at the acquisition date:

ASSETS	
Cash on hand and in banks	$ 1,681,646
Investment securities	2,602,442
Mortgage-backed securities	355,526
Federal Home Loan Bank stock	445,900
Loans receivable, net of allowance for losses of $170,759	26,763,108
Other	695,754
Total Assets	$32,544,376
LIABILITIES	
Deposits	$24,348,551
Other	334,678
Total Liabilities	24,683,229
SHAREHOLDERS' EQUITY	7,861,147
Total Liabilities and Shareholders' equity	$32,544,376

Branch acquisition from The Second National Bank of Warren

At the close of business, February 7, 2003, the Company completed a branch purchase and deposit assumption of The Second National Bank of Warren, Ohio's two Steubenville, Ohio branches. The assumption and purchase had the following net classifications on the Company's Balance Sheet as of the close of business February 7, 2003:

ASSETS	
Cash on hand and in banks	$ 403,482
Interest-bearing deposits with other institutions	81,569,300
Loans, net	85,347
Office Properties and Equipment, net	368,650
Goodwill	4,700,472
Core Deposit Intangible	1,783,735
Total Assets	$88,910,986
Liabilities	
Deposits	$88,665,696
Accrued interest payable	182,189
Accounts payable and other liabilities	63,101
Total Liabilities	$88,910,986

The "Core Deposit Intangible" noted above is included on the Balance Sheet in the line item "Other Intangibles, net". The total amount of the intangible amortized for the year ended June 30, 2003 was $74,322. The estimated life of the Core Deposit Intangible is 120 months.

On March 31, 2003, the Bank notified the Office of Thrift Supervision and the customers of the Market Street branch of the Company's intent to close that branch effective June 30, 2003. The Market Street location was one of the two branches acquired from the Second National Bank of Warren as of February 7, 2003. The closure was due to this branch's close proximity (approximately 1.1 miles) to the de novo branch built on Dunbar Avenue in Steubenville, Ohio and opened in September 2002.

3. EXTRAORDINARY ITEM

As a result of the merger with OSFS, the fair market value of the net assets acquired by the Company from OSFS exceeded the amount paid by approximately $2,697,000. In accordance with SFAS 141, all non-current and non-financial asset balances were reduced until the excess fair value was eliminated. The total non-current and non-financial assets created as a result of the merger was $2,496,000, therefore, since this total was less than the total excess fair value acquired, these asset balances were reduced to zero in accordance with SFAS 141. After eliminating these balances, approximately $201,000 ($2,697,000 less $2,496,000) in excess fair value remained that could not be reduced. In accordance with APB Opinion No. 30, any excess that remains after reducing to zero the amounts that otherwise would have been assigned to those assets, the remaining excess shall be recognized as an extraordinary gain. The extraordinary gain shall be recognized in the period in which the business combination is completed. The remaining portion of the excess, $201,206, was recognized as an extraordinary gain for the period ended June 30, 2002.

4. EARNINGS PER SHARE

There were no convertible securities, which would affect the denominator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2003	2002
Weighted-average common shares outstanding	1,084,450	1,084,450
Average treasury stock shares	(152,165)	(152,165)
Average unearned ESOP and RSP shares	(40,233)	(47,873)
Weighted–average common shares and common stock equivalents used to calculate basic EPS	892,052	884,412
Additional common stock equivalents (65,061 options granted, none exercised) used to calculate diluted EPS	4,188	-
Weighted-average common shares and common stock equivalents used to calculate diluted EPS	896,240	884,412

5. INVESTMENT SECURITIES

The amortized cost and estimated market value of investments are as follows:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. Government and Agency Obligations	$11,998,214	$ 90,088	$ -	$12,088,302
Municipal Bond Obligations	3,088,261	122,043	-	3,210,304
Total held to maturity	15,086,475	212,131	-	15,298,606
Available-for-sale				
U.S. Government and Agency Obligations	3,000,000	31,508	-	3,031,508
Municipal Bond Obligations	5,759,116	545,736	-	6,304,852
Corporate Bond Obligations	1,995,418	47,878	-	2,043,296
Money Fund Securities	15,392	-	(347)	15,045
Total available for sale	10,769,926	625,122	(347)	11,394,701
Total Investment Securities	$25,856,401	$837,253	$ (347)	$26,693,307

5. INVESTMENT SECURITIES (Continued)

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. Government and Agency Obligations	$ -	$ -	$ -	$ -
Available-for-sale				
U.S. Government and Agency Obligations	4,800,000	67,954	-	4,867,954
Municipal Bond Obligations	5,757,115	167,267	-	5,924,382
Corporate Bond Obligations	1,989,035	25,981	(55,326)	1,959,690
Time Deposits	230,141	-	-	230,141
Money Fund Securities	17,595	-	(400)	17,195
Total available for sale	12,793,886	261,202	(55,726)	12,999,362
Total Investment Securities	$12,793,886	$261,202	$ (55,726)	$12,999,362

The weighted average interest rate on investment securities was 3.85% and 5.36% at June 30, 2003 and 2002, respectively.

The amortized cost and estimated fair value of debt securities at June 30, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties.

	Amortized Cost	Fair Value
One year or less	$ 1,995,418	$ 2,043,296
After one through five years	14,015,392	14,127,803
After five through ten years	998,214	1,007,052
After ten years	8,847,377	9,515,156
Total	$25,856,401	$26,693,307

Proceeds received on securities as a result of maturities and calls prior to maturity were $11,036,997 and $4,507,061 for the years ended June 30, 2003 and 2002, respectively. There were no gains or losses on sales for the years ended June 30, 2003 and 2002, respectively.

6. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market value of mortgage-backed securities are as follows:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
Government National Mortgage Association	$ 5,193,798	$ 44,823	$ -	$ 5,238,621
Federal Home Loan Mortgage Corporation	9,669,740	28,705	-	9,698,445
Federal National Mortgage Association	3,778,994	34,958	-	3,813,952
Total held to maturity	18,642,532	108,486	-	18,751,018
Available-for-sale				
Government National Mortgage Association	5,835,216	113,113	(18,299)	5,930,030
Federal Home Loan Mortgage Corporation	259,153	12,665	-	271,818
Federal National Mortgage Association	2,754,986	23,064	-	2,778,050
Total available for sale	8,849,355	148,842	(18,299)	8,979,898
Total mortgage backed securities	$27,491,887	$257,328	$ (18,299)	$27,730,916

6. MORTGAGE-BACKED SECURITIES (Continued)

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
Government National Mortgage Association	$ 299,120	$ 16,564	$ -	$ 315,684
Federal Home Loan Mortgage Corporation	160,369	12,707	-	173,076
Federal National Mortgage Association	936,817	24,064	-	960,881
Total held to maturity	1,396,306	53,335	-	1,449,641
Available-for-sale				
Government National Mortgage Association	5,634,980	136,007	-	5,770,987
Federal Home Loan Mortgage Corporation	654,598	20,815	-	675,413
Federal National Mortgage Association	1,332,119	13,047	-	1,345,166
Total available for sale	7,621,697	169,869	-	7,791,566
Total mortgage backed securities	$9,018,003	$223,204	$ -	$9,241,207

Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from three to thirty years at June 30, 2003. However, due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter. As of June 30, 2003, mortgage-backed securities with a book value of $2,570,995 and a fair value of $2,629,418 are one-year adjustable types currently paying a weighted average 3.759%. The remaining instruments are all fixed rate types with a weighted average yield of 5.00%. Certain instruments have been classified as available for sale based on management's evaluation of liquidity needs while optimizing return at the time of purchase.

There were no sales of mortgage-backed securities for either period ended June 30, 2003 or 2002.

7. LOANS RECEIVABLE

Loans receivable are comprised of the following at June 30:

	2003	2002
Mortgage loans:		
1 – 4 family	$ 126,106,815	$ 91,663,132
Multi-family	8,227,328	6,864,328
Non-residential	39,099,195	36,146,829
Construction	10,074,633	4,338,936
Total mortgage loans	183,507,971	139,013,225
Consumer loans:		
Home improvement	900,060	943,384
Automobile - Direct	8,761,516	7,377,763
Automobile - Indirect	22,140,818	9,798,701
Share loans	1,914,628	1,589,842
Other	2,687,302	2,613,243
Total consumer loans	36,404,324	22,322,933
Commercial loans	17,383,993	14,824,483
Less:		
Loans in process	6,844,741	2,966,039
Net deferred loan fees	116,178	79,647
Allowance for loan losses	1,095,822	969,088
	8,056,741	4,014,774
Total loans	$229,239,547	$172,145,867

7. LOANS RECEIVABLE (Continued)

Single family mortgage loans serviced for Freddie Mac, which are not included in the Consolidated Balance Sheet, totaled $42,152,677 and $35,009,670 at June 30, 2003 and 2002, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial condition. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. No losses are anticipated by management as a result of these commitments.

The following represents financial instruments whose contract amounts represent credit risk at June 30:

	2003	2002
Commitments to originate loans		
Fixed rate	$ 7,340,000	$ 1,149,575
Variable rate	$ 1,921,900	$ 943,700
Loans in process	$ 6,844,741	$ 2,966,039
Unused lines of credit	$15,013,399	$10,506,511
Letters of credit	$ 126,305	$ 94,305

The range of interest rates on fixed rate loan commitments was 4.75% to 6.75% at June 30, 2003.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally expire within 30 days or have other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held consists primarily of single-family residences and income-producing commercial properties.

In the normal course of business, loans are extended to directors, executive officers and their associates. A summary of loan activity for those directors, executive officers, and their associates with loan balances in excess of $60,000 for the year ended June 30, 2003 is as follows:

Balance 2002	Additions	Amount Collected	Balance 2003
$1,573,204	$1,413,130	$1,511,381	$1,474,953

The Company's primary business activity is with customers located within its local trade area. Residential, consumer, and commercial loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio, at June 30, 2003 and 2002, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

8. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended June 30 is summarized as follows:

	2003	2002
Balance, beginning of period	$ 969,088	$ 779,170
Add:		
Provisions charged to operations	398,700	245,430
Acquired through business combination	-	170,759
Loan recoveries	38,343	15,529
Total	1,406,131	1,210,888
Less: loans charged off	310,309	241,800
Balance, end of period	$ 1,095,822	$ 969,088

Nonperforming loans totaled $3,080,446 and $2,012,560 at June 30, 2003 and 2002, respectively. Impaired loans totaled $589,659 and $890,178 at June 30, 2003 and 2002, respectively. Such amounts have been subject to specific allowances for loan losses of $80,104 and $48,202 at June 30, 2003 and 2002, respectively. The average investment in impaired loans for the year ended June 30, 2003 was $848,693. The interest income potential based upon the original terms of the contracts of these impaired loans was $83,192 for the year ended June 30, 2003, of this amount, $50,087 has been recognized as income for the period ended June 30, 2003.

9. PREMISES AND EQUIPMENT, NET

Premises and equipment are summarized by major classification as follows:

	2003	2002
Land	$ 416,857	$ 303,857
Buildings and improvements	4,639,219	3,656,304
Furniture, fixtures, and equipment	3,195,790	2,601,056
Total	8,251,866	6,561,217
Less accumulated depreciation	3,182,793	2,659,625
Premises and equipment, net	$5,069,073	$3,901,592

Depreciation charged to operations amounted to $526,906 and $426,492 for the years ended June 30, 2003 and 2002, respectively.

10. GOODWILL

As of June 30, 2003 , Goodwill had a gross carrying amount of $4,700,472. The gross carrying amount of goodwill is tested for impairment in the fourth quarter of the fiscal period, after the annual forecasting process. Due to an expected retention of assumed deposits associated with the premium paid creating the goodwill, no goodwill impairment loss was recognized in the current year.

11. OTHER INTANGIBLES, NET

As of June 30, 2003 , Other intangibles, net had a gross carrying amount of $1,783,735 and accumulated amortization of $74,322 for a net amount of $1,709,314. The estimated amortization of the intangible asset for the years ending June 30, 2004 through 2012 is expected to be $178,374 for each year.

12. FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost. Currently, the required investment is determined to be 5% of outstanding borrowings to the Federal Home Loan Bank of Pittsburgh plus .75% of the Bank's unused borrowing capacity. The amount may vary between 4.5% -6% of outstanding borrowings plus 0%-1.5% of unused borrowing capacity as determined by the Federal Home Loan Bank of Pittsburgh's Board of Directors routinely throughout the calendar year.

13. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2003	2002
Investment securities	$ 240,342	$ 144,336
Mortgage-backed securities	110,314	45,885
Loans receivable	1,096,869	970,091
Total	$1,447,525	$1,160,312

14. DEPOSITS

Deposit accounts are summarized as follows:

	2003		2002	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Non-interest-bearing	$ 11,502,265	4.2%	$ 7,299,438	4.2%
Savings accounts	49,058,886	18.0	36,030,981	20.6
NOW accounts	12,813,920	4.7	10,829,261	6.2
Money market accounts	42,048,231	15.4	19,049,726	10.9
	103,921,037	38.1	65,909,968	37.7
Time certificates of deposit:				
0.00 - 2.00%	41,540,868	15.2	-	-
2.01 - 4.00%	69,369,394	25.4	59,590,853	34.0
4.01 - 6.00%	42,750,722	15.7	31,149,561	17.8
6.01 - 8.00%	3,744,646	1.4	11,108,923	6.3
	157,405,630	57.7	101,849,337	58.1
Total	$272,828,932	100.0%	$175,058,743	100.0%

The scheduled maturities of time certificates of deposit at June 30, 2003 are as follows:

	Amount
Within one year	$ 77,594,330
Beyond one year but within two years	36,357,768
Beyond two years but within three years	17,555,939
Beyond three years but within five years	12,519,245
Beyond five years	13,378,348
Total	$157,405,630

The Company had time certificates with a minimum denomination of $100,000 in the amount of approximately $20,798,171 and $15,475,283 at June 30, 2003 and 2002 respectively. Deposits in excess of $100,000 are not federally insured. The Company does not have any brokered deposits.

Interest expense by deposit category for the years ended June 30 is as follows:

	2003	2002
Passbooks	$ 685,340	$ 811,947
NOW and Money Market Deposit accounts	634,213	625,139
Time certificates	4,599,024	4,559,637
	$5,918,577	$5,996,723

15. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consists of the following:

	Principal Due	Interest Due	Interest Rate	2003	2002
Advance	06-30-2005	Monthly	6.36%	$ 5,000,000	$ 5,000,000
Advance	11-03-2010	Monthly	6.05%	5,000,000	5,000,000
Advance	12-20-2010	Monthly	5.54%	5,000,000	5,000,000
Advance	02-28-2011	Monthly	4.96%	5,000,000	5,000,000
				$20,000,000	$20,000,000

These borrowings are subject to the terms and conditions of the Advances, Collateral Pledge and Security Agreement between the Federal Home Loan Bank of Pittsburgh and the Bank. All advances, at June 30, 2003 have fixed rates with putable options. In the event the advances are called, the Company has the right to payoff the advance without penalty. The putable options are as follows:

	Principal Due	Putable Date	Interest Rate	Renewable Terms
Advance	06-30-2005	9-30-2003	6.36%	3 month Libor +.15
Advance	11-03-2010	11-03-2003	6.05%	3 month Libor +.20
Advance	12-20-2010	12-20-2004	5.54%	3 month Libor +.20
Advance	02-28-2011	8-27-2003	4.96%	3 month Libor +.20

In addition, the Bank entered into a "RepoPlus" Advance credit arrangement, which is renewable annually and incurs no service charges. As of June 30, 2003 the Bank has a borrowing limit of approximately $145 million with a variable rate of interest, based upon the FHLB's cost of funds. All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as investment securities and mortgage loans which are owned by the Bank free and clear of any liens or encumbrances.

16. OTHER BORROWINGS

Other borrowings at June 30, 2003 consisted of $7.2 million of floating rate trust capital securities. In December 2002, the Company formed Advance Statutory Trust I (the "Trust"). On December 19, 2002, the Trust issued and sold $7.2 million of floating rate capital securities in a pooled trust offering. The interest rate resets every quarter to 3-month LIBOR plus 3.25% with an initial rate of 4.66%. The current rate in effect until September 26, 2003 is 4.26%. The capital securities mature in 2032, and the Company has the right to redeem the securities prior to the maturity date but no sooner than five years after the issuance.

17. INCOME TAXES

The components of income tax expense for the years ended June 30 are summarized as follows:

	2003	2002
Currently payable:		
Federal	$ 848,056	$ 853,590
State	201,423	192,909
	1,049,479	1,046,499
Deferred	(40,282)	(213,507)
Total	$1,009,197	$ 832,992

17. INCOME TAXES (Continued)

The following temporary differences gave rise to deferred tax asset and liabilities:

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 372,579	$329,490
Loan origination fees, net	6,338	7,256
Other, net	30,468	7,692
Deferred tax assets	409,385	344,438
Deferred tax liabilities		
Premise and equipment depreciation	136,743	111,102
Tax reserve for loan losses	12,203	36,610
Net unrealized gain on securities	256,184	127,398
Other, net	125,648	102,217
Deferred tax liabilities	530,778	377,327
Net deferred tax liability	$(121,393)	$(32,889)

On August 20, 1996, the Small Business Job Protection Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. Bad debt reserves accumulated after 1987 are subject to recapture. The recapture tax will be paid in six equal installments beginning with the 1998 tax year. Subject to prevailing corporate tax rates, the Bank owes $12,203 in federal income taxes, which is reflected as a deferred tax liability.

The reconciliation between the actual provision for income taxes and the amount of income taxes, which would have been provided at statutory rates for the years ended June 30, is as follows:

	2003		2002	
	Amount	Percent	Amount	Percent
Provision at statutory rate	$ 983,844	34.0%	$851,804	34.0%
State income tax expense, net of federal tax benefit	132,939	4.6	127,320	5.0
Tax exempt interest	(108,465)	(3.8)	(103,017)	(4.1)
Other, net	879	-.1	(43,115)	(1.7)
Actual expense and effective rate	$1,009,197	34.9%	$832,992	33.2%

18. RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k) feature. The 401(k) allows employees to make contributions to the plan up to 10% of their annual compensation. The Company will match 50% of the employees' voluntary contributions up to 3% of the employee's compensation. Additional employer contributions are made at the discretion of the Board of Directors. The plan covers substantially all employees with more than one year's service. The Company's contributions for the benefit of covered employees amounted to $51,360 and $42,711 for the years ended June 30, 2003 and 2002, respectively.

19. RESTRICTED STOCK PLAN (RSP)

In 1998, the Board of Directors adopted a RSP for directors, certain officers and employees, which was approved by stockholders at a special meeting held on January 20, 1998. The objective of this Plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP, which has the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

19. RESTRICTED STOCK PLAN (RSP) (Continued)

On February 23, 1998, the Trust purchased with funds contributed by the Bank, 43,378 shares of the common stock of the Company. At June 30, 2003, 15,180 shares have been issued to non-employee directors, 26,244 shares have been issued to officers, and 1,954 shares remained unissued. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned. Shares are vested over a four-year period from their grant date. A total of 41,424 shares were vested as of June 30, 2003. Total operating expense attributed to the RSP amounted to $12,102 and $124,298 for the years ended June 30, 2003 and 2002.

20. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

In conjunction with the Bank's conversion from mutual to stock, the Bank adopted an ESOP for the benefit of officers and employees who have met certain eligibility requirements related to age and length of service. An ESOP trust was created, and acquired 86,756 shares of common stock in the Company's initial public offering, using proceeds of a loan obtained from the Company, which bears interest at the Wall Street Journal prime rate, adjusted quarterly. The loan, which is secured by the shares of stock purchased, calls for quarterly interest over a ten year period and annual principal payments of $86,756.

The Bank makes quarterly contributions to the trust to allow the trust to make the required loan payments to the Company. Shares are released from collateral based upon the proportion of annual principal payments made on the loan each year and allocated to qualified employees. As shares are released from collateral, the Bank reports compensation expense based upon the amounts contributed or committed to be contributed each year and the shares become outstanding for earnings per share computations. Dividends paid on allocated ESOP shares are recorded as a reduction in retained earnings. Dividends paid on unallocated shares were used to reduce the company's contribution to the ESOP plan for the years ended June 30, 2003 and 2002. Compensation expense for the ESOP was $173,889 and $127,402 for the years ended June 30, 2003 and 2002, respectively.

The following table represents the components of the ESOP shares:

	2003	2002
Allocated shares	56,280	47,604
Shares released for allocation	4,338	4,338
Shares distributed	(1,056)	(1,056)
Unreleased shares	26,138	34,814
Total ESOP share	85,700	85,700
Fair value of unreleased shares	$594,640	$616,208

21. STOCK OPTION PLAN

In December 1997, the Board of Directors adopted a Stock Option Plan for the directors, officers, and employees, which was approved by stockholders at a special meeting held on January 20, 1998. An aggregate of 108,445 shares of authorized but unissued common stock of the Company were reserved for future issuance under the plan. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to additional paid-in capital.

On January 20, 1998, qualified stock options were granted for the purchase of 65,061 shares exercisable at the market price of $18.75 per share at a rate of one fourth per year beginning January 20, 1998. All options expire ten years from the date of grant. At June 30, 2003 the initial stock options granted remain outstanding with none being exercised.

Dividend Equivalent Rights may be granted concurrently with any option granted. These rights provide that upon the payment of a dividend on the Common Stock, the holder of such Options shall receive payment of compensation in an amount equivalent to the dividend payable as if such Options had been exercised and such Common Stock held as of the dividend date. Dividend Equivalent Rights were granted concurrently with respect to the stock options granted in 1998.

Compensation expense resulting from Dividend Equivalent Rights was $33,181 and $29,928 for the years ended June 30, 2003 and 2002.

22. PREFERRED SHARE PURCHASE RIGHTS PLAN

In July 1997, the Board of Directors adopted a Preferred Share Purchase Rights Plan and correspondingly issued one Preferred Share Purchase Right ("a Right") for each share of common stock of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's junior Participating Preferred Stock, Series A ("Preferred Shares"), at a price of $37.00 per one-hundredth of a Preferred Share. The Rights will not be exercisable or separable from the common shares until ten business days after a person or group acquire 15% or more or tenders for 50% or more of the Company's outstanding common shares. The Plan also provides that if any person or group becomes an "Acquiring Person," each Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will entitle its holder to receive upon exercise that number of common shares having a market value of two times the exercise price of the Right. In the event the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to receive upon exercise of the Right, at the Right's then current exercise price, that number of the acquiring company's common shares having a market value of two times the exercise price of the Right. The company is entitled to redeem the Rights at a price of one cent per Right at any time prior to them becoming exercisable, and the Rights expire on July 17, 2007. The Plan was designed to protect the interest of the Company's shareholders against certain coercive tactics sometimes employed in takeover attempts.

23. COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

The future lease commitments as of June 30, 2003 for all noncancellable equipment and land leases follows:

Fiscal Year Ending June 30,	Amount
2004	$ 108,600
2005	108,600
2006	112,560
2007	112,160
2008	83,160
2009 and thereafter	2,187,450
	$ 2,702,530

Litigation

The Company is involved in litigation arising in the normal course of business. Management believes that liabilities, if any, arising from these proceedings will not have a material adverse effect on the consolidated financial position, operating results, or liquidity.

24 FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated carrying amounts and fair values at June 30 are as follows:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 16,070,321	$ 16,070,321	$ 11,770,440	$ 11,770,440
Investment securities				
Held to maturity	15,086,475	15,298,606	-	-
Available for sale	11,394,701	11,394,701	12,999,362	12,999,362
Mortgage-backed securities:				
Held to maturity	18,642,532	18,751,018	1,396,306	1,449,641
Available for sale	8,979,898	8,979,898	7,791,566	7,791,566
Loans held for sale	5,687,708	5,772,410	578,647	636,512
Loans receivable	229,239,547	235,999,547	172,145,867	176,106,943
Federal Home Loan Bank Stock	1,679,400	1,679,400	1,058,100	1,058,100
Accrued interest receivable	1,447,525	1,447,225	1,160,312	1,160,312
Total	$ 308,228,107	$ 315,393,126	$208,900,600	$212,972,876

24 FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (Continued)

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial liabilities:				
Deposits	$ 272,828,932	$ 276,541,932	$175,058,743	$ 176,154,743
Advances from FHLB	20,000,000	22,989,000	20,000,000	21,539,000
Other borrowings	7,200,000	8,192,160	-	-
Advance payment by borrowers for taxes and insurance	507,049	507,049	404,220	404,220
Accrued interest payable	85,963	85,963	86,583	86,583
Total	$ 300,621,944	$ 308,316,104	$195,549,546	$198,184,546

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Federal Home Loan Bank Stock, Accrued Interest Receivable, Accrued Interest Payable, and Advance Payment by Borrowers for Taxes and Insurance

The fair value is equal to the current carrying value.

Investment Securities, Mortgage-backed Securities, and Loans Held for Sale

The fair value of investment securities, mortgage-backed securities and loans held for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, Advances from Federal Home Loan Bank, and Other Borrowings

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and employs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and advances from Federal Home Loan Bank are estimated using a discounted cash flow calculation and applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

Commitments to Extend Credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 7.

25. CAPITAL REQUIREMENTS

The Company, on a consolidated basis and the Bank are subject to various regulatory capital requirements administered by the federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the entity's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the entities' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Company to maintain a minimum amount and ratio of Total capital, and the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of tangible and core capital (as defined in the regulations) to adjusted assets (as defined). Management believes that as of June 30, 2003 the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of June 30, 2003, the most recent notification from the Bank's primary regulatory authorities have categorized the entity as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, core, and risk-based ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

The following table reconciles the Company's and Bank's capital under generally accepted accounting principles to regulatory capital:

	Company June 30,		Bank June 30,	
	2003	2002	2003	2002
Total equity	$20,087,953	$18,223,746	$25,995,905	$16,642,895
Intangibles	6,336,047	445,160	6,336,047	445,160
Unrealized gain (loss) - securities	497,298	247,301	497,298	247,301
Tier I, core, and tangible capital	13,254,608	17,531,285	19,162,560	15,950,434
Allowance for loan losses	1,095,822	969,088	1,095,822	969,088
Risk-based capital	$14,350,430	$18,500,373	$20,258,382	$16,919,522

25. CAPITAL REQUIREMENTS (Continued)

The actual capital amounts and ratios were as follows:

	Company at June 30,			
	2003		2002	
	Amount	Ratio	Amount	Ratio
Tangible Capital to Adjusted Assets				
Actual	$ 13,254,608	4.12%	$17,531,285	8.21%
For Capital Adequacy Purposes	4,825,706	1.50	3,202,276	1.50
To be "Well Capitalized"	N/A	N/A	N/A	N/A

	Bank at June 30,			
	2003		2002	
	Amount	Ratio	Amount	Ratio
Total Capital to Risk-Weighted Assets				
Actual	$ 20,258,382	10.24%	$ 16,919,522	11.94%
For Capital Adequacy Purposes	15,820,836	8.00	11,340,560	8.00
To be "Well Capitalized"	19,776,045	10.00	14,175,700	10.00
Tier I Capital to Risk-Weighted Assets				
Actual	$ 19,162,560	9.69%	$ 15,950,434	11.25%
For Capital Adequacy Purposes	7,910,241	4.00	5,670,280	4.00
To be "Well Capitalized"	11,865,362	6.00	8,505,420	6.00
Core Capital to Adjusted Assets				
Actual	$ 19,162,560	6.09%	$ 15,950,434	7.48%
For Capital Adequacy Purposes	12,576,597	4.00	8,524,507	4.00
To be "Well Capitalized"	15,720,746	5.00	10,655,634	5.00
Tangible Capital to Adjusted Assets				
Actual	$ 19,162,560	5.96%	$ 15,950,434	7.48%
For Capital Adequacy Purposes	4,822,567	1.50	3,196,690	1.50
To be "Well Capitalized"	N/A	N/A	N/A	N/A

CORPORATE OFFICE
ADVANCE FINANCIAL BANCORP and ADVANCE FINANCIAL SAVINGS BANK

Corporate Office
1015 Commerce St.
Wellsburg, WV 26070
(304) 737-3531

Stock Listing
The Nasdaq SmallCap Market
Under the Symbol: "AFBC"

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Ave., N.W.
Suite 340 West
Washington, D.C. 20005

General Counsel
William E. Watson & Associates
800 Main Street
Wellsburg, WV 26070

Independent Auditors
S.R. Snodgrass, A.C.
626 North Fourth Street
Steubenville, OH 43952-1982

Transfer Agent
Computer Share Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO 80401

OFFICERS

Stephen M. Gagliardi	Chairman, President and CEO
Steven D. Martino	Senior Vice President and COO
Marc A. DeSantis	Senior Vice President and Investor Relations
Stephen M. Magnone	Vice-President-Treasurer and CFO
Florence K. McAlpine	Corporate Secretary

BOARD OF DIRECTORS

Stephen M. Gagliardi
W. Peterson Holloway Jr.
Dominic J. Teramana Jr.
Willaim B. Chesson
John R. Sperlazza
William E. Watson
Frank Gary Young
Kelly M. Bethel

ADVANCE FINANCIAL SAVINGS BANK OFFICES:

Wellsburg - 1015 Commerce St., Wellsburg, WV 26070
Follansbee - 1409 Main Street, Follansbee, WV 26037
Wintersville - 805 Main St., Wintersville, OH 43953
Bridgeport - 435 Main St., Bridgeport, OH 43912
Shadyside – 4000 Central Ave., Shadyside, OH 43947
Steubenville – 125 Dunbar Ave., Steubenville, Ohio 43952
Steubenville – 4420 Sunset Blvd., Steubenville, Ohio 43952

Advance Financial Bancorp's Annual Report for the year ended June 30, 2003 filed with the Securities and Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form-10KSB or any other investor information, please contact our Investor Relations officer at our Wintersville office or our Corporate Secretary at our Corporate office in Wellsburg. The Annual Meeting of Stockholders will be held on October 21, 2003 at 9:00 a.m. at the Wintersville office.



Wellsburg Office 1015 Commerce St., Wellsburg, WV 26070 (304) 737-3531


ADVANCE FINANCIAL
SAVINGS BANK

Follansbee Office
1409 Main St.
Follansbee, WV 26037
(304) 527-1770



Wintersville Office
805 Main St.
Wintersville, OH 43953
(740) 264-1005



Bridgeport Office
435 Main St.
Bridgeport, OH 43912
740-635-0764


Advance Financial
Savings Bank
AFSB
SHADYSIDE OFFICE

Shadyside Office
4000 Central Ave.
Shadyside, OH 43947
740-676-1888


Advance Financial
Savings Bank

Steubenville Office
4420 Sunset Blvd.
Steubenville, OH 43952
740-264-6991


AF
Advance Financial
Savings Bank
God
Bless America

Steubenville Office
125 Dunbar Ave.
Steubenville, OH 43952
740-264-8918